

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 23, 2017

Christopher Wilson
General Counsel and Secretary
Cincinnati Bell, Inc.
221 East 4th Street, Suite 103-1290
Cincinnati, OH 45202

> **Re:** **Cincinnati Bell, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 17, 2017**
> **File No. 333-22013**

Dear Mr. Wilson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Robert I. Townsend
     Cravath, Swaine & Moore LLP